NEWS RELEASE
July 3, 2014
Trading Symbols:
AMM :TSX, AAU : NYSE MKT
www.almadenminerals.com

ALMADEN ANNOUNCES RE-ELECTION OF DIRECTORS

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM: TSX; AAU: NYSE MKT) is pleased to announce the re-election of its directors at the Company’s June 26, 2014 Annual General Meeting.  The percentages of votes “for” and “withheld” for each director are as follows:

Nominee	Percentage of Votes For	Percentage of Votes Withheld
Mark T. Brown	80.22	19.78
Gerald G. Carlson	99.93	0.07
John (Jack) McCleary	99.93	0.07
Joseph Montgomery	99.93	0.07
Duane Poliquin	84.35	15.65
Morgan Poliquin	84.39	15.61
Barry W. Smee	81.47	18.53
William J. Worrall	80.76	19.24

In addition to the re-election of directors, shareholders also re-appointed Deloitte LLP, Chartered Accountants, as auditors for the Company for the ensuing year and approved both the unallocated options, rights and other entitlements under the Company’s Stock Option Plan and the re-confirmation of the Company’s Shareholder Rights Plan.

Detailed results of the voting on all matters at the Meeting are set forth in the Report of Voting Results filed on SEDAR at www.sedar.com.

About Almaden
Almaden is a well-financed mineral exploration company working in North America.  The Company has assembled mineral exploration projects, including the Ixtaca Zone of the Tuligtic project, through its grass roots exploration efforts.  While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold, silver and copper deposits as evidenced at Ixtaca.  Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures.  Through this means the Company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the Company were to have developed these projects without a partner.  The Company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.